Nebulonium, Inc. DBA KIKRR DBA Hackerverse

(the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 SVB Analysis Checking 6745	518.00
Total Bank Accounts	**518.00**
Accounts Receivable	
1100 Accounts receivable (A/R)	0.00
Total Accounts Receivable	**0.00**
Total Current Assets	**518.00**
TOTAL ASSETS	**$518.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2390 Other Accrued Expenses	7,500.00
Total Other Current Liabilities	**7,500.00**
Total Current Liabilities	**7,500.00**
Long-Term Liabilities	
2700 Shareholder Notes Payable	
2710 Shareholder Notes Payable, Principal	37,318.74
2720 Accrued Interest	485.87
Total 2700 Shareholder Notes Payable	**37,804.61**
Total Long-Term Liabilities	**37,804.61**
Total Liabilities	**45,304.61**
Equity	
3100 Common stock	19.00
3400 Retained Earnings	-15,795.70
Net Income	-29,009.91
Total Equity	**-44,786.61**
TOTAL LIABILITIES AND EQUITY	**$518.00**

Profit and Loss

	Total
INCOME	
4100 Sales	0.00
Total Income	**0.00**
GROSS PROFIT	**0.00**
EXPENSES	
6100 Sales & Marketing Expense	
6120 Consultant Expense	2,495.00
6130 Software and Web Services	14,113.65
6170 Advertising	685.75
Total 6100 Sales & Marketing Expense	**17,294.40**
6200 General & Administrative Expense	
6220 Professional Fees	2,724.47
6221 Accounting & Finance	2,500.00
6226 Other Professional Services	5,000.00
Total 6220 Professional Fees	**10,224.47**
6230 Software and Web Services	256.30
6231 Office Supplies	503.87
6270 Bank Service Charges	1.00
Total 6200 General & Administrative Expense	**10,985.64**
Total Expenses	**28,280.04**
NET OPERATING INCOME	**-28,280.04**
OTHER EXPENSES	
8100 Interest Expense	485.87
8200 Tax Expense	244.00
Total Other Expenses	**729.87**
NET OTHER INCOME	**-729.87**
NET INCOME	**$ -29,009.91**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-29,009.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts receivable (A/R)	0.00
2390 Other Accrued Expenses	7,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,500.00**
Net cash provided by operating activities	**-21,509.91**
FINANCING ACTIVITIES	
2710 Shareholder Notes Payable:Shareholder Notes Payable, Principal	21,123.04
2720 Shareholder Notes Payable:Accrued Interest	485.87
3100 Common stock	19.00
Net cash provided by financing activities	**21,627.91**
NET CASH INCREASE FOR PERIOD	**118.00**
Cash at beginning of period	400.00
CASH AT END OF PERIOD	**$518.00**

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1010 SVB Analysis Checking 6745	0.46
1030 Mercury Checking	97.44
1040 Mercury Savings	7,985.00
1050 QuickBooks Checking Account	0.00
Total Bank Accounts	**8,082.90**
Accounts Receivable	
1100 Accounts receivable (A/R)	17,666.00
Total Accounts Receivable	**17,666.00**
Other Current Assets	
1500 Undeposited Funds	0.00
Total Other Current Assets	**0.00**
Total Current Assets	**25,748.90**
TOTAL ASSETS	**$25,748.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2390 Other Accrued Expenses	7,500.00
2400 Deferred Revenue	25,666.00
Total Other Current Liabilities	**33,166.00**
Total Current Liabilities	**33,166.00**
Long-Term Liabilities	
2700 Shareholder Notes Payable	
2710 Shareholder Notes Payable, Principal	44,922.98
2720 Accrued Interest	2,027.90
Total 2700 Shareholder Notes Payable	**46,950.88**
Early Exercise Liability	4.67
Total Long-Term Liabilities	**46,955.55**
Total Liabilities	**80,121.55**
Equity	
3100 Common stock	19.00
3400 Retained Earnings	-44,805.61
Net Income	-9,586.04
Total Equity	**-54,372.65**
TOTAL LIABILITIES AND EQUITY	**$25,748.90**

Profit and Loss

January - December 2023

	Total
INCOME	
4100 Sales	2,200.00
4300 Other Revenue	30,716.45
Total Income	**32,916.45**
COST OF GOODS SOLD	
5200 Labor COGS	
5280 Consultant Expense	3,535.20
Total 5200 Labor COGS	**3,535.20**
Total Cost of Goods Sold	**3,535.20**
GROSS PROFIT	**29,381.25**
EXPENSES	
6100 Sales & Marketing Expense	
6120 Consultant Expense	17,533.86
6130 Software and Web Services	2,506.22
6140 Travel	2,127.56
6150 Meals & Entertainment	230.34
6160 Conferences and Events	2,648.91
6170 Advertising	1,306.39
Total 6100 Sales & Marketing Expense	**26,353.28**
6200 General & Administrative Expense	
6220 Professional Fees	5,790.28
6226 Other Professional Services	125.00
Total 6220 Professional Fees	**5,915.28**
6230 Software and Web Services	3,650.95
6250 Meals & Entertainment	635.82
6260 Conferences and Events	709.75
6270 Bank Service Charges	0.18
6299 Uncategorized Expense	120.00
QuickBooks Payments Fees	40.00
Total 6200 General & Administrative Expense	**11,071.98**
Total Expenses	**37,425.26**
NET OPERATING INCOME	**-8,044.01**
OTHER EXPENSES	
8100 Interest Expense	1,542.03
Total Other Expenses	**1,542.03**
NET OTHER INCOME	**-1,542.03**
NET INCOME	**$ -9,586.04**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-9,586.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts receivable (A/R)	-17,666.00
2400 Deferred Revenue	25,666.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,000.00**
Net cash provided by operating activities	**-1,586.04**
FINANCING ACTIVITIES	
2710 Shareholder Notes Payable:Shareholder Notes Payable, Principal	7,604.24
2720 Shareholder Notes Payable:Accrued Interest	1,542.03
Early Exercise Liability	4.67
Net cash provided by financing activities	**9,150.94**
NET CASH INCREASE FOR PERIOD	**7,564.90**
Cash at beginning of period	518.00
CASH AT END OF PERIOD	**$8,082.90**

Nebulonium, Inc. DBA KIKRR DBA Hackerverse
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	-$15,776.70	
Net profit/loss	-$9,586.04	-$29,009.91
Stock Issued	$0.00	$19.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$44,786.61	-$15,776.70

Unaudited

Nebulonium, Inc. DBA KIKRR DBA Hackerverse
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Nebulonium, Inc. DBA KIKRR DBA Hackerverse (the "Company") is a corporation organized in November 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

In December 2021, the Company entered into a related party loan with founder Craig Ellrod for $16,195.70. This promissory note has an interest rate of 3% per annum and a maturity date of December 31, 2041. In December 2022, the Company entered into another related party loan with founder Craig Ellrod, this time for $21,123.04. This promissory note has an interest rate of 5% per annum and a maturity date of December 31, 2042. In December 2023, the Company entered into a third related party loan with founder Craig Ellrod, this time for $7,604.24. This promissory note has an interest rate of 6% per annum and a maturity date of December 31, 2043.

4. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.